TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

Europe Middle East

Amsterdam, Antwerp, Bahrain, Barcelona, Berlin, Bologna, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

Asia Pacific

Almaty, Baku, Bangkok, Beijing, Hanoi, Ho Chi Minh City, Hong Kong, Manila, Melbourne, Singapore, Sydney, Taipei, Tokyo

North and South America

Bogotá, Brasilia, Buenos Aires, Calgary, Caracas, Chicago, Dallas, Guadalajara, Houston, Juárez, México City, Miami, Monterrey, New York, Palo Alto, Porto Alegre, Rio de Janeiro, San Diego, San Francisco, Santiago, São Paulo, Tijuana, Toronto, Valencia, Washington, D.C.

[redacted]

02060250

File No. 82-5227

November 25, 2002

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Result of Public Offering by the Company for Purchase of its Own Shares (November 22, 2002)
- Law Suits

Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 12/19

(Translation)

File No. 82-5227
November 22, 2002

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Result of Public Offering by the Company for Purchase of its Own Shares

Sammy Corporation (the "Company") hereby gives notice of the result of the public offering for the purchase of its own shares for the purpose of acquisition of its own shares pursuant to the provision of Article 210, paragraph 1 of the Commercial Code of Japan, as described below:

Description

1. Outline of the public offering for the purchase by the Company of its own shares:

(1) Name and location of the purchaser by the public offering:

Sammy Corporation
23-2, Higashi-Ikebukuro 2-chome, Toshima-ku, Tokyo

(2) Class of shares purchased:

Shares of common stock

(3) Purchase period:

November 1, 2002 (Friday) through November 21, 2002 (Thursday) (21 days)

(4) Purchase price:

¥3,576 per share

(5) Total number of shares scheduled to be purchased:

3,000,000 shares

2. Number of shares applied for the public offering and the number of shares to be purchased:

Since the total number of shares applied for the public offering exceeded the total number of shares scheduled to be purchased, the shares to be purchased will be calculated on a pro rata basis.

Number of applying shareholders	283 shareholders
Total number of shares applied	14,794,100 shares
Total number of shares to be purchased	3,000,000 shares
Total number of shares to be returned	11,794,100 shares

3. Method of settlement and the settlement commencement date:

(1) Name and place of head office of the securities company designated to settle the purchases:

Mitsubishi Securities Co., Ltd.
5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(2) Settlement commencement date:

November 29, 2002 (Friday)

(3) Method of settlement:

A purchase notice will be sent to each applying shareholder (if any applying shareholder is a foreigner, to his/her standing proxy) at his/her registered address without delay upon expiration of the purchase period. The purchases will be made in cash. The purchase prices, after deducting withholding taxes, will be remitted by Mitsubishi Securities Co., Ltd. to each applying shareholder at his/her specified place without delay on or after the settlement commencement date.

(4) Places at which copies of the report of the public offering for the purchase will be made available for inspection:

Sammy Corporation 23-2, Higashi-Ikebukuro 2-chome, Toshima-ku, Tokyo

Tokyo Stock Exchange, Inc. 2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo

- END -

Law Suits

Plaintiff	Date of action filed	Allegation	Target model	Amount claimed	Course of action
Aruze Corp.	October 25, 1999 Tokyo District Court	Patent relating to "CT (Challenge Time)" functions (no control)	Ultraman Club 3 (launched in March 1998) Japan 2 (launched in November 1998)	Initially, ¥4,200 million September 4, 2001 Increased to ¥10,066 million	March 19, 2002 **Judgment in the first instance given against the Company** **Amount to be paid: ¥7,416 million**
	March 19, 2002 (on which judgment was given) The Company appealed to the Tokyo High Court.				¥5,000 million deposited ※On March 19, the Company received a "Notice of Reasons for Invalidity" from the Japanese Patent Office. The case is on trial at the Japanese Patent Office.
	February 22, 2000 Tokyo District Court	Patent relating to drawing methods utilizing random numbers	Kamen Rider V3 (launched in May 1999)	¥1,500 million	June 25, 2002 **Judgment in the first instance given in favor of the Company**
	July 5, 2002 Aruze Corp. appealed to the Tokyo High Court.				On trial
	March 26, 2001 Tokyo District Court	Patent relating to "CT (Challenge Time)" functions (no control)	Triple Rider (launched in November 1999)	¥1,430 million	On Trial
	May 31, 2002 Tokyo District Court	Patent relating to prize flag carryover functions	Juo (launched in December 2000)	¥5,145.75 million	On trial
Takasago Electric Industry Co., Ltd.	July 18, 2002 Osaka District Court	Utility model right relating to following game presetting functions	Aladdin A (launched in January 2002) Hard-boiled 2 (launched in April 2001) Sanpei (launched in September 2001) Juo (launched in December 2000)	¥11,424 million	On trial